Calculation of Filing Fee Tables
S-3
EXELON CORP
Narrative Disclosure
The maximum aggregate offering price of the securities to which the prospectus relates is $1,000,000,000.00. The prospectus is a final prospectus for the related offering.
The prospectus to which this Exhibit 107 is attached is a final prospectus for the related offering. The maximum aggregate offering price for such offering is $1,000,000,000.